NEWS RELEASE

Birch Mountain Announces Private Placement and Grants Options

CALGARY, October 3, 2003 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or the "Corporation") announces that it intends to complete a private placement of up to 1,666,667 units ("Units") at a price of CDN$0.30 per Unit. Each Unit will consist of one common share and one-half of one non-transferable common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.50 per share for a period of 12 months from closing. Proceeds from the financing will be applied to on-going operations and to advance the limestone aggregate and quicklime business opportunity in the oil sands area of northeast Alberta.

Birch Mountain has retained the services of AMEC E&C Services Ltd. and Russ Gerrish Consulting to evaluate the proposed limestone quarry project. AMEC will prepare a scoping study and develop an economic model for an aggregate and quicklime processing facility to supply the oil sands industry and regional infrastructure requirements in northeast Alberta. The scope of work will include a resource determination, mine plan, process design and capital and operating cost estimates for incorporation into the economic model. Russ Gerrish Consulting will prepare the aggregate component for incorporation into the overall scoping study. Birch Mountain will use the study for internal decision support and evaluating strategic options to develop the proposed limestone quarry.

In addition, AMEC Earth & Environment have been conducting fieldwork including rare plant, soil and archaeological surveys required for the Environmental Impact Assessment, which will form part of the formal application to the Alberta Government for approval to develop the quarry. Birch Mountain plans to have approvals in place in time to commence quarry operations in the spring of 2004.

The Corporation has retained Acumen Capital Finance Partners Limited ("Acumen") to act as financial advisors. Acumen is a Calgary based full service investment dealer that specializes in financing and providing financial advisory services to emerging growth companies. Acumen's assignment is to provide the management and board of directors of Birch Mountain with assistance and advice in structuring the Corporation and financing the proposed limestone quarry and quicklime project in the Fort McMurray region. Acumen will be paid a monthly fee of $5,000 for the duration of the assignment that terminates on December 31, 2003 and will be granted options on 200,000 shares of Birch Mountain exercisable until December 31, 2004 at $0.50 per share.

Birch Mountain announces that directors and senior officers of the Corporation were granted 1,350,000 options and employees and consultants were granted 857,500 options to purchase a total of 2,207,500 common shares at a price of $0.30 per share for a period of five years, vesting as to one-quarter on the date of grant and as to one-quarter on the dates that are 6, 12 and 18 months from the date of grant.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or
 Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838     Fax 403.263.9888
 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.